                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                          OF

                                     REFRACO INC.

It is hereby certified that:

          1.   The name of the Corporation is Refraco Inc.

          2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

          FOURTH.   (1)       The Corporation is authorized to issue three
classes of shares designated, respectively, "Common Stock," "Class B Common Stock" and "Preferred Stock." The aggregate number of shares of capital stock which the Corporation is authorized to issue is One Million (1,000,000) shares, consisting of Five Hundred Thousand (500,000) shares of Common Stock, $.01 par value, One Hundred Thousand (100,000) shares of Class B Common Stock, $.01 par value, and Four Hundred Thousand (400,000) shares of Preferred Stock, $.01 par value.

          (2) The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter, for each such series, such powers, designations, voting rights, if any, preferences and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the General Corporation Law of the State of Delaware. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the Preferred Stock Designation originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

          (3) Except as set forth in this Article FOURTH, the shares of Common Stock and Class B Common Stock shall be identical in all respects. Without limiting the foregoing,

          (a) If the Corporation shall subdivide either class of common stock into a greater number of shares of such class, the shares of the other class of common stock shall be subdivided, by the same factor, into a greater number of shares of such class. If the Corporation shall combine shares of either class of common stock into a lesser number of shares of such class, the shares of the other class of common stock shall be combined, by the same factor, into a lesser number of shares of such class.


          (b) If the Corporation shall declare, or fix a record date for the determination of holders of either class of common stock entitled to receive, a dividend or other distribution, then and in each such event provision shall be made so that the holders of each class of common stock shall receive in such dividend or distribution the same amount and types of cash, property, securities, or other consideration per share as is received by the holders of the other class.

          (c) If at any time or from time to time there shall be a capital reorganization of the common stock (other than a subdivision or combination described in clause 3(a) above) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the shares of Class B Common Stock shall be entitled to receive, with respect to each such share, the number or amount, and the kind, of shares of stock or other securities, property, or other consideration of the Corporation, or of the successor corporation resulting from such merger or consolidation or sale, which a holder of a share of Common Stock is entitled to receive pursuant to such capital reorganization, merger, consolidation or sale. In addition, the Certificate of Incorporation or other governing documents of any successor corporation resulting from such merger or consolidation or (if, in connection with a sale, the Corporation liquidates or the holders of the Class B Common Stock receive securities of such successor corporation and, in either case, under the terms of Section 4 of this Article FOURTH, the Put Right (as defined below) would otherwise not terminate on or immediately after the consummation of any such transaction) sale shall contain provisions which preserve as nearly as practicable the rights of the holders of the Class B Common Stock set forth in Section 4 of this Article FOURTH. The protections afforded to the Class B Common Stock by the provisions of this Section 3(c) of this Article FOURTH shall apply to successive reorganizations, mergers, consolidations, and sales.

     (4)(a) On and subject to the terms and conditions of this Article FOURTH, each person (each, an "Initial Holder") who becomes a holder of Class B Common Stock on the date on which Class B Common Stock is first issued (the "Initial Issuance Date") and each Permitted Transferee (as defined below; the Initial Holders and Permitted Transferees are sometimes referred to herein as a "Holder" or "Holders") shall have the right and option (the "Put Right"),

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exercisable during the Exercise Period (as defined below), to require the
Corporation to purchase from such Holder all, but not less than all, of its or his respective Class B Common Stock Units (as defined below) for a purchase price (the "Put Price") equal to (i) $2,077 per unit (the "Base Put Price") plus
(ii) an amount, if any, in the nature of interest on the aggregate Base Put Price, calculated at a rate of 8% per annum, compounded annually, from the third anniversary of the Initial Issuance Date to the date the Put Price is paid. "Class B Common Stock Unit" shall mean (i) one share of Class B Common Stock and
(ii) all cash (other than regular cash dividends), property, securities, and other consideration, if any, received with respect to such share as a result of dividends, distributions, capital reorganizations, mergers, consolidations, or sales of all or substantially all of the assets (collectively, the "Other Consideration").

     (b) A Holder shall exercise the Put Right by giving notice (a "Put Notice"), at any time during the Exercise Period, by first class mail, postage prepaid. Each Put Notice shall be accompanied by the certificates for the shares of Class B Common Stock held by the Holder giving such Put Notice, properly endorsed or accompanied by stock powers properly endorsed for transfer, and appropriate transfer documents with respect to the Other Consideration held by the Holder giving such Put Notice, and shall state (i) the election of the Holder to exercise the Put Right and (ii) the number of Class B Common Stock Units owned by such Holder. Within five days after receipt of a Put Notice in proper form, the Corporation shall pay the Put Price by certified or bank check or wire transfer in accordance with instructions received from the Holder. Upon payment of the Put Price, the shares of Class B Common Stock so repurchased by the Corporation shall no longer be deemed to be outstanding, all rights of the holders thereof as stockholders of the Corporation shall cease, and the Corporation shall thereupon cancel the certificates representing those shares.

     (c)(i) On each of the second through fifth anniversaries of the Initial Issuance Date, the Corporation will cause to be issued for the benefit of the Holders a standby letter of credit (a "Letter of Credit") in a face amount (or cause the face amount of a previously issued Letter of Credit to be increased) such that the aggregate face amount of the Letters of Credit outstanding during the year (or, with respect to the fifth anniversary, during the 180 days) commencing on such anniversary date is equal to the respective percentage set forth below of the aggregate Base Put Price that would be payable by the Corporation if the Put Right were then exercised as to all outstanding Class B Common Stock Units:

                  Anniversary           Percentage
                  -----------           ----------
                    2                        15
                    3                        30
                    4                        45
                    5                        60

     (ii) Each Letter of Credit shall provide that (A) it shall be renewed annually so that the Letter of Credit issued on the fifth anniversary of the Initial Issuance Date expires not earlier than 180 days after the fifth anniversary of the Initial Issuance Date, (B) it may not be revoked or


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its amount reduced (except as set forth in Section 4(c)(iii)) without the unanimous consent of the Holders of the Class B Common Stock, and (C) the issuer of the Letter of Credit shall pay to any Holder, within the LC Payment Period (as defined below), the amount of the Put Price (or the allocated portion thereof as provided in Section 4(c)(iv)) for the Class B Common Stock Units held by such Holder upon presentation by such Holder of a request for payment certifying that (I) the Corporation has failed to pay any or a specified portion of the Put Price within the five day period provided in Section 4(b) or
(II) pursuant to the Guarantee by The Alpine Group Inc. ("Alpine") relating to the performance by the Corporation of the Corporation's obligations hereunder as the same may be amended from time to time (the "Guarantee"), Alpine has failed to pay any or a specified portion of the Put Price within the five day period provided in Section 4(b) or as required upon proper exercise of the Accelerated Put Right under (and as defined in) the Guarantee, and in each case accompanied by a copy of such Holder's Put Notice. Each Letter of Credit shall be issued by a commercial bank or other financial institution domiciled in the United States having a combined capital and surplus or net worth of at least $500 million.
The "LC Payment Period" shall mean, for any request for payment made (x) within 30 days of the first such request made within any Exercise Period, the period commencing 31 days after, and ending 35 days after, the date of such first request for payment, and (y) after such 30 day period, the period ending five days after such request for payment.

     (iii) Upon expiration or termination of the Put Right for any reason, the Corporation may cancel or revoke all outstanding Letters of Credit. The Corporation may at any time replace a Letter of Credit with a substitute Letter of Credit. If at any time the aggregate face amount of the Letters of Credit then outstanding is greater than the amount required to be outstanding under
Section 4(c)(i), the Corporation shall be entitled to reduce the face amount of the Letters of Credit to the required amount.


     (iv) If and to the extent the Corporation or Alpine fails to pay the Put Price upon proper exercise of the Put Right or the Accelerated Put Right by a Holder or Holders, such Holder or Holders shall be entitled to draw upon the Letters of Credit. If, within 30 days of the first request for payment under the Letters of Credit with respect to an Exercise Period, more than one Holder has made a request for payment under the Letters of Credit, and the aggregate face amount of the Letters of Credit is not sufficient to fully satisfy the unpaid portion of the Corporation's or Alpine's obligation to pay the Put Price payable to all such Holders (the "Requesting Holders"), the proceeds of the Letters of Credit shall be allocated (A) first, to the Requesting Holder or Requesting Holders who have received the lowest amount per Class B Common Stock Unit, until such Requesting Holder or Requesting Holders have received the amount per unit paid to the Requesting Holder or Requesting Holders who have received the second lowest amount per unit or the proceeds of the Letters of Credit are exhausted, (B) then to the Requesting Holder or Requesting Holders who have received the second lowest amount per unit, and the Requesting Holder or Requesting Holders who have received the lowest amount per Class B Common Stock Unit, until such Requesting Holder or Requesting Holders have received the amount per unit paid to the Requesting Holder or Requesting Holders who have received the third lowest amount per unit or the proceeds of the Letters of Credit are exhausted, (C) successively, in the same fashion, until all Requesting Holders have received the same

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

amount per unit or the proceeds of the Letters of Credit are exhausted, and
(D) finally, among all Requesting Holders (or, if the proceeds of the Letters of Credit are exhausted before all Requesting Holders have received the same amount per unit, then among the last group of Requesting Holders who are entitled to an allocation under (A), (B), or (C) of this Section 4(c)(iv)), pro rata among such Requesting Holders based on the respective amounts of the aggregate Put Price payable to each such Requesting Holder.

     (d) The "Exercise Period" shall mean, for all or that class of Holders specified below, the 180-day period following the earliest to occur with respect to such Holders of any of the following events:

          (i) for all Holders, the fifth anniversary of the Initial Issuance Date; or

          (ii) for the Holders who are members of a Qualifying Group (as defined below) which has given the Corporation notice (the "Acceleration Notice") of the occurrence of a Default (as defined below), the date on which such Acceleration Notice is given.

               (A) "Qualifying Group" means (I) Minerals Trading, Inc., a Delaware corporation ("MTI"), together with the Permitted Transferees of MTI, or (II) the Initial Holders other than MTI, together with the Permitted Transferees of such Initial Holders. Each Qualifying Group shall give an Acceleration Notice only if authorized by vote or written consent of the Holders owning a majority of the shares of Class B Common Stock then owned by all members of such Qualifying Group in the aggregate (it being understood that each member of a Qualifying Group which becomes entitled to exercise the Put Right shall be entitled and required to separately exercise or not exercise such Put Right, and that either or both of the Qualifying Groups may give an Acceleration Notice).

               (B) A "Default" shall have occurred if any lender to the Corporation or any trustee under any of its credit agreements or indentures with respect to borrowed money shall have declared the principal amount thereunder to be due and payable prior to scheduled maturity.

     (e)(i) The Put Right with respect to any Class B Common Stock Unit shall terminate upon (A) the expiration of the Exercise Period during which the Put Right becomes actually exercisable with respect to such Unit, provided that the Corporation has not defaulted in its obligations with respect to the exercise of the Put Right, (B) the sale, assignment, transfer, or other disposition, direct or indirect, of the share of Class B Common Stock included in such Unit, except for the sale, assignment, transfer, or other disposition to any Permitted Transferee (and provided, that a pledge of or other encumbrance on a share of Class B Common Stock shall not be deemed a disposition unless and until such pledge or other encumbrance is levied upon and results in the actual transfer of beneficial ownership of such share), (C) the expiration of the exercise period during which the Accelerated Put Right becomes actually exercisable with

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respect to such Unit under the Guarantee, provided that Alpine has not defaulted in its obligations with respect to the exercise of the Accelerated Put Right, or
(D) the Fair Market Value (as defined below) of a Class B Common Stock Unit exceeding 115% of the Put Price for each of 20 trading days contained in a period of 30 consecutive trading days (the "30-Day Period") commencing after the latest of (I) the listing of the Common Stock on a national securities exchange or the Nasdaq National Market, (II) 33 months after the Initial Issuance Date, and (III) the expiration of any lock-up period to which the Holder agrees in connection with a public offering by the Corporation, provided that in the case of clause (D), the Put Right with respect to any Class B Common Stock Unit shall terminate only if the securities included in such Class B Common Stock Unit are freely-tradable by the Holder during the 30-Day Period and thereafter (it being understood with respect to clauses (A) and (C) that neither the Put Right nor the Accelerated Put Right shall terminate or be deemed to have been waived if a Qualifying Group shall have a right to accelerate the Put Right or to obtain the Accelerated Put Right but does not exercise such right). "Fair Market Value" on any day shall mean (A) for Class B Common Stock, the closing price on such day of one share of Common Stock on a national securities exchange or the Nasdaq National Market and (B) for any Other Consideration, the fair market value on such day of such Other Consideration as determined by a nationally recognized investment banking firm with which the Corporation and its affiliates have had no prior relationship and which shall be selected by the Corporation.

     (ii) Upon the expiration or earlier termination of the Put Right with respect to any Class B Common Stock Unit, or at any other time upon the election of the holder of such Class B Common Stock Unit, the share of Class B Common Stock included in such unit shall be converted, without any further action, into one share of Common Stock. The holder of any certificate representing shares of Class B Common Stock so converted shall, promptly upon the request of the Corporation, deliver such certificates to the Corporation for cancellation, and the Corporation shall promptly issue to such holder a new certificate representing the corresponding number of shares of Common Stock; provided, that the failure of the Corporation to request such delivery, or such holder to make such delivery, shall not affect the conversion, which shall be effective upon the date of expiration of termination as provided in the first sentence of this Section 4(e)(ii).

     (iii) The term "Permitted Transferee" shall mean

           (A) the spouse or issue of a Holder or a trust of which there are no principal beneficiaries other than Holders and spouses and issue of Holders;

           (B)  the estate or heirs of a Holder upon the death of the Holder;

           (C) a legal representative of a Holder in the event such Holder becomes mentally incompetent;

           (D)  another Holder; or



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

           (E) the ultimate parent corporation (a "Parent") of a Holder that is a corporation or any wholly-owned direct or indirect subsidiary of such Parent (a "Controlled Subsidiary"), provided that upon the subsequent sale, liquidation or spin-off of such Controlled Subsidiary or other transaction in which the Parent ceases to control, directly or indirectly, 100% of the equity of the Controlled Subsidiary the Put Right shall immediately terminate with respect to any Class B Common Stock Units held by such Controlled Subsidiary.

     (f)  The Corporation shall deliver to each Holder:

          (i) As soon as available but no later than 120 days after the end of each fiscal year, a balance sheet of the Corporation and its subsidiaries as of the end of such year, together with the related statements of operations, stockholders' equity, and cash flow for the Corporation for such fiscal year, on a consolidated basis. Such financial statements shall be in reasonable detail with appropriate notes and be prepared in accordance with generally accepted accounting principles consistently applied from year to year. The annual financial statements shall be audited by the independent public accountants then regularly employed by the Corporation.

          (ii) As soon as available but no later than 60 calendar days after the end of each of the first three fiscal quarters of each fiscal year, a balance sheet of the Corporation and its subsidiaries and related statements of operations, stockholders' equity, and cash flow for such quarterly period and for the period from the beginning of such fiscal year to the end of such fiscal quarter, certified by the chief financial officer or controller of the Corporation as having been prepared in accordance with generally accepted accounting principles consistently applied (subject to changes resulting from audits and year-end adjustments).

          (iii) Together with each delivery of financial statements pursuant to Section 4(f)(i) or (ii), a certificate of the chief financial officer of the Corporation that no Default or Refraco Default (as defined in the Guarantee) has occurred and is continuing or, if any Default or Refraco Default has occurred and is continuing, a description thereof in reasonable detail and of the action the Corporation has taken or proposes to take with respect thereto.

          (iv) Promptly after the Chief Financial Officer of the Corporation shall obtain knowledge of the occurrence of any Default or Refraco Default, a notice specifying that such notice is a "Notice of Default" and describing such Default or Refraco Default in reasonable detail and, in such Notice of Default or as soon thereafter as practicable, a description of the action the Corporation has taken or proposes to take with respect thereto.

     (g) If the Corporation (i) subdivides outstanding shares of Class B Common Stock into a greater number of shares or (ii) combines outstanding shares of Class B Common Stock

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into a smaller number of shares, then the Put Price in effect immediately prior to such action shall be adjusted so that the aggregate Put Price that would be payable to the Holders upon exercise of the Put Right immediately after such action is equal to the aggregate Put Price that would have been payable to the Holders upon exercise of the Put Right immediately prior to such action. The adjustment shall become effective immediately after the effective date of the subdivision or combination. Whenever the Put Price is adjusted, the Corporation shall calculate the adjustment to be made and shall promptly mail to the Holders a notice of the adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

     (h) If, at the time the Corporation is required to purchase Class B Common Stock Units pursuant to this Section 4, its surplus is legally insufficient for the Corporation to make the portion of the payment attributable to the purchase of the Class B Common Stock (or other securities of the Corporation) included in such Units, the entire available surplus shall be applied to the payment, and the Corporation shall promptly take all such action as may be permitted by law (including any reduction in the par value of any of its shares) to reduce the capital of the Corporation or to revalue its assets to the greatest extent permitted by law so as to increase its surplus to the extent necessary to permit the Corporation to purchase all shares it is required to purchase or, if that is not legally permissible, as many of such shares as possible.

     (i) All certificates for the shares of Class B Common Stock shall bear the following legend:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFICATION UNDER THE BLUE SKY LAWS OF ANY JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF, BENEFICIALLY OR ON THE RECORDS OF THE CORPORATION, UNLESS THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED UNDER APPLICABLE BLUE SKY LAWS OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE.

The certificates evidencing such shares shall also bear any legends required pursuant to any state, local or foreign law governing such securities.

     (5) Shares of Class B Common Stock which are acquired by the Corporation, whether by exercise of the Put Right or otherwise, or which are converted into Common Stock, shall be retired and not reissued.


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     (6)  Sections 3, 4, 5, and this Section 6 of this Article FOURTH may be amended, any of the obligations of the Corporation therein may be waived, and additional shares of Class B Common Stock may be issued after the Initial Issuance Date, only with the unanimous consent of the holders of the Class B Common Stock.

          3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Dated:  January 30, 1998

                                   REFRACO INC.



                                   By: /s/ Bragi F. Schut
                                       --------------------------------
                                       Name:  Bragi F. Schut
                                       Title:  Executive Vice President